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                              November 6, 2023

       Asaf Berenstin
       Chief Financial Officer
       Formula Systems (1985) Ltd.
       Yahadut Canada 1 Street
       Or Yehuda 6037501, Israel

                                                        Re: Formula Systems
(1985) Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-29442

       Dear Asaf Berenstin:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Report of Independent Registered Accounting Firms, page F-5

   1. We note that Kost, Forer, Gabbay & Kasierer's attestation report on internal control over financial reporting
refers to the work of other auditors as it relates Magic Software Japan
                                                        K.K, a wholly owned
subsidiary of Magic Software Enterprises Ltd. Please amend your
                                                        December 31, 2022 Form
20-F to include KDA Audit Corporation's opinion on Magic
                                                        Software Japan K.K's
Internal Control over Financial Reporting. Refer to Rule 2-05 of
                                                        Regulation S-X.
       Note 2. Significant Accounting Policies
       13) Revenue Recognition, page F-29

   2. Please revise to disclose the aggregate amount of transaction prices allocated to performance obligations
that are unsatisfied as of the end of the reporting period and an explanation of when you
expect to recognize such revenue using time bands that would be most appropriate for
the duration of the remaining performance obligation or by using qualitative
information. Refer to IFRS 15.120. We refer also to your response to comment
                                                        4 in your December 9,
2020 letter.
 Asaf Berenstin
Formula Systems (1985) Ltd.
November 6, 2023
Page 2
20) Impairment of Non-financial Assets, page F-39

3. We note that the recoverable amount used in assessing goodwill for impairment is the higher of the fair value less cost of sale and value in use. Please revise to include the disclosures required by paragraphs 134(d) through (f) and 135 of IAS 36, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameAsaf Berenstin
                                                            Division of
Corporation Finance
Comapany NameFormula Systems (1985) Ltd.
                                                            Office of
Technology
November 6, 2023 Page 2
cc:       Guy Bernstein
FirstName LastName